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                             (CANWEST GLOBAL LOGO)



For Immediate Release
December 21, 2005

                    CANWEST'S AUSTRALIAN OPERATIONS COMPLETE
                              SUCCESSFUL FINANCING


WINNIPEG: CanWest Global Communications Corp. announced today that The TEN Group Pty Limited (TEN), which owns CanWest's Australian television and out-of-home advertising operations, successfully completed the private placement issuance of A$150 million 10 year floating rate senior notes due 2015 in the US debt market. Tom Strike, President of CanWest MediaWorks International said that "This move further strengthens TEN's balance sheet on very attractive financial terms, while also providing significant financial flexibility to support its future growth opportunities."

The Ten Group Pty Limited (www.tencorporate.com.au) is owned in part by Ten Network Holdings Limited which is listed on the Australian Stock Exchange (ASX:
TNH).

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.


For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841